Exhibit 99.2

QUARTZ MOUNTAIN RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED April 30, 2020

QUARTZ MOUNTAIN RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THREE AND NINE MONTHS ENDED APRIL 30, 2020

TABLE OF CONTENTS

1.1	Date	3
1.2	Overview	3
1.3	Selected Annual Information	4
1.4	Summary of Quarterly Results	5
1.5	Results of Operations and Financial Condition	5
1.6	Liquidity	5
1.7	Capital Resources	6
1.8	Off-Balance Sheet Arrangements	6
1.9	Transactions with Related Parties	6
1.10	Fourth Quarter	7
1.11	Proposed Transactions	7
1.12	Critical Accounting Estimates	7
1.13	Changes in Accounting Policies including Initial Adoption	7
1.14	Financial Instruments and Other Instruments	7
1.15	Other MD&A Requirements	7
1.16	Risk Factors	9

QUARTZ MOUNTAIN RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THREE AND NINE MONTHS ENDED APRIL 30, 2020

1.1
Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements (the "Annual Financial Statements") of Quartz Mountain Resources and its subsidiaries ("Quartz Mountain" or the "Company"), for the year ended July 31, 2019, the annual MD&A for the same period, and the unaudited interim condensed consolidated financial statements for the three and nine months ended April 30, 2020, as publicly filed under the Company’s profile on SEDAR at www.sedar.com. All dollar amounts herein are expressed in Canadian dollars, unless otherwise specified.

The Company reports in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee (together, "IFRS"). The following disclosure and associated Interim Financial Statements are presented in accordance with IFRS.

This MD&A is prepared as of June 15, 2020. For the purposes of the discussion below, date references refer to calendar year and not the Company's fiscal reporting period.

Cautionary Note to Investors Concerning Forward-looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements.” All statements in this disclosure, other than statements of historical facts, that address permitting, exploration drilling activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company’s projects will obtain all required environmental and other permits and all land use and other licenses, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration and exploitation successes, continuity of mineralization, potential environmental issues and liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition or litigation, exploration and development of properties located within First Nations treaty and asserted territories may affect or be perceived to affect treaty and asserted aboriginal rights and title, which may cause permitting delays or opposition by First Nation communities, changes in laws and government policies regarding mining and natural resource exploration and exploitation, continued ability of the Company to raise necessary capital, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company reviews its forward-looking statements on an on-going basis and updates this information when circumstances require it.

1.2
Overview

The information comprised in this MD&A relates to Quartz Mountain Resources Ltd. and its subsidiaries. Quartz Mountain Resources Ltd. is the ultimate parent entity of the group.

Quartz Mountain most recently focused on assessing mineral prospects for potential acquisition and exploration in British Columbia. The Company is currently investigating new potential opportunities.

QUARTZ MOUNTAIN RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THREE AND NINE MONTHS ENDED APRIL 30, 2020

1.2.1
Agreements

In January 2016, the Company reached agreement with Hunter Dickinson Services Inc. (“HDSI”) to settle debt owing for services by HDSI. HDSI agreed to forgive debt in the net amount owing at that time of $3,086,089, if Quartz Mountain makes a cash payment of $180,207 and issues 600,000 shares to HDSI. The TSX Venture Exchange approved the transaction with HDSI.

As of April 30, 2019, the cash payment and share issuance have been completed, resulting in a gain of $2,779,882 on settlement of the debt.

1.2.2
Properties

Angel's Camp Property

The Company retains a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property located in Lake County, Oregon. Alamos Gold Inc. holds the Angel’s Camp property.

1.2.3
Financing

The Company completed the private placement in one tranche of 4,545,455 on May 27, 2020, at a price of Cdn$0.15 per unit for gross proceeds of $500,000. Each unit consisted of one common share and one warrant (a "Warrant"). Each Warrant entitles the holder to purchase one additional share at a price of Cdn$0.15 for five years. After issuance costs of $1,302, the Group raised net proceeds of $498,698.

The private placement results in Robert Dickinson holding a control position of approximately 43% (60%, if warrants exercised) of the Company and has been approved by the TSX Venture Exchange.

During the nine months ended April 30, 2020, Robert Dickinson advanced $28,200 towards the financing, which has been refunded.

1.3
Selected Annual Information

Not applicable.

QUARTZ MOUNTAIN RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THREE AND NINE MONTHS ENDED APRIL 30, 2020

1.4
Summary of Quarterly Results

These amounts are expressed in thousands of Canadian Dollars, except per share amounts. Minor differences are due to rounding.

	Fiscal Quarter Ended
	Apr-30 2020	Jan-31 2020	Oct-31 2019	Jul-31 2019	Apr-30 2019	Jan-31 2019	Oct-31 2018	Jul-31 2018
(Income) Loss for the period	$66	$(2,71)	$47	$37	$38	$27	$52	$42
Basic and diluted (income) loss per common share	$0.01	$(0.69)	$0.01	$0.01	$0.01	$0.01	$0.02	$0.01

1.5
Results of Operations and Financial Condition

Net income for the fiscal quarter ended April 30, 2020, was $66,079 compared to a net loss of $37,776 for the fiscal quarter ended April 30, 2019.

A breakdown of general and administrative expenses incurred during the period ended January 31, 2020 and 2019, is provided in the financial statements for the period ended April 30, 2020.

1.6
Liquidity

Historically, the Company's primary source of funding has been the issuance of equity securities for cash through private placements to sophisticated investors and institutions. The Company is assessing mineral properties with a goal to acquire and explore mineral property interests. The Company's continuing operations entirely depends upon the ability of the Company to obtain the necessary financing to complete any exploration and development of its projects, the existence of economically recoverable mineral reserves at its projects, the ability of the Company to obtain the necessary permits to explore or mine, the future profitable production of any mine and the proceeds from the disposition of its mineral property interests.

At April 30, 2020, the Company had cash of $350,610 and working capital deficit of $230,049.

There can be no certainty that the Company's existing cash balances or the proceeds from any issuance of its common shares in the future will provide sufficient funds for the Company's cash requirements. The Company may pursue other financing options or rely on joint venture partners to supply funds required. Additional debt or equity financing will be required to fund exploration or development programs. However, there can be no assurance that the Company will continue to obtain additional financial resources or that it will be able to achieve positive cash flows.

Financial market conditions for junior exploration companies have resulted in very depressed equity prices. A further and continued deterioration in market conditions will increase the cost of obtaining capital and significantly limit the availability of funds to the Company in the future. Accordingly, management is actively monitoring the effects of the current economic and financing conditions on the Company’s business and reviewing discretionary spending, capital projects and operating expenditures, and implementing cash and cash management strategies.

The Company does not have any material capital lease obligations, purchase obligations or any other long‐term obligations.

QUARTZ MOUNTAIN RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THREE AND NINE MONTHS ENDED APRIL 30, 2020

1.7
Capital Resources

The Company had no material commitments for capital expenditures as at April 30, 2020.

The Company has no lines of credit or other sources of financing which have been arranged but are as of yet unused.

At April 30, 2020, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied.

As the Company continues to incur losses, Shareholders’ equity has come to be in a deficit position.

1.8
Off-Balance Sheet Arrangements

None.

1.9
Transactions with Related Parties

Key Management Personnel

The required disclosure for the remuneration of the Company’s key management personnel is provided in note 7(a) of the accompanying unaudited condensed interim consolidated financial statements for the period ended April 30, 2020 and 2019. These are also available at www.sedar.com.

Hunter Dickinson Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly‐owned subsidiary Hunter Dickinson Services Inc. (“HDSI”) are private companies established by a group of mining professionals. HDSI provides services under contracts for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. The Company acquires services from a number of related and arms‐length contractors, and it is at the Company’s discretion that HDSI provides certain contract services.

The Company’s Chief Executive Officer, President, Chairman, Chief Financial Officer, and Corporate Secretary are employees of HDSI and work for the Company under an employee secondment arrangement between the Company and HDSI.

Pursuant to an agreement dated July 2, 2010, HDSI provides certain cost effective technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on a non‐exclusive basis as needed and as requested by the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full‐time employees or experts.

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge‐out rates for and the time spent by each HDSI employee engaged by the Company.

HDSI also incurs third‐party costs on behalf of the Company. Such third party costs include, for example, directors and officers insurance, travel, conferences, and communication services. Third‐party costs are billed at cost, without markup.

QUARTZ MOUNTAIN RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THREE AND NINE MONTHS ENDED APRIL 30, 2020

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either the Company or HDSI.

The details of transactions with HDSI and the balance due to HDSI as a result of such transactions are provided in the Financial Statements.

1.10
Fourth Quarter

Not applicable.

1.11
Proposed Transactions

There are no proposed material assets or business acquisitions or dispositions before the Board of Directors for consideration.

1.12
Critical Accounting Estimates

Not required. The Company is a Venture Issuer.

1.13
Changes in Accounting Policies including Initial Adoption

The required disclosure is provided in note 2 of the accompanying unaudited condensed interim consolidated financial statements as at and for the period ended April 30, 2020, which is publicly available on SEDAR at www.sedar.com.

1.14
Financial Instruments and Risk Management

The carrying amounts of cash, amounts receivable, accounts payable and accrued liabilities, and balances due to related parties, approximate their fair values due to their short-term nature.

1.15
Other MD&A Requirements

1.15.1
Additional Disclosure for Venture Issuers without Significant Revenue

(a)	exploration and evaluation assets or expenditures	The required disclosure is presented in Section 1.5 of this MD&A.
(b)	expensed research and development costs	Not applicable
(c)	intangible assets arising from development	Not applicable
(d)	general and administration expenses	The required disclosure is presented in Section 1.5 of this MD&A.
(e)	any material costs, whether expensed or recognized as assets, not referred to in paragraphs (a) through (d)	None

QUARTZ MOUNTAIN RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THREE AND NINE MONTHS ENDED APRIL 30, 2020

1.15.2
Disclosure of Outstanding Share Data

The following details the share capital structure as at the date of this MD&A:

Number
Common shares issued and outstanding	8,492,592

See 1.2 Overview for an agreement between the Company and HDSI for issuance of common shares as a debt settlement arrangement.

1.15.3
Internal Controls over Financial Reporting Procedures

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

●
pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
●
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and
●
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

There has been no change in the design of the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting as of April 30, 2020.

1.15.4
Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the appropriate time periods; and required information is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, so that decisions can be made about the timely disclosure of that information.

QUARTZ MOUNTAIN RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THREE AND NINE MONTHS ENDED APRIL 30, 2020

1.15.5
Limitations of Controls and Procedures

The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls.  The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

1.16
Risk Factors

Please refer to "Risk Factors" discussed in the Company’s MD&A for the year ended July 31, 2019 filed under the Company’s profile on SEDAR at www.sedar.com.

Impact of the Novel Coronavirus ("COVID-19")

The current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse effect on global and local economic and business conditions that may adversely affect our business and results of operations and the operations of contractors and service providers. The outbreak has now spread to the United States and Canada where we conduct our principal business operations. Government efforts to curtail the COVID-19 outbreak may result in our personnel being delayed in completing any required work that we are pursuing due to quarantine, self-isolation, social distancing, restrictions on travel, restrictions on meetings and work from home requirements. The extent to which the coronavirus affects our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that may emerge concerning the severity of the coronavirus and the actions taken to contain the coronavirus or treat its impact, among others. Moreover, the spread of the coronavirus globally is expected to have a material adverse effect on global and regional economies and to continue to affect stock markets negatively, including the trading price of our shares. These adverse effects on the economy, the stock market, and our share price could adversely affect our ability to raise capital, both through delays and through increased costs. Any of these developments, and others, could have a material adverse effect on our business and results of operations.